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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*


                           CAPITA RESEARCH GROUP, INC.
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                                (Name of Issuer)


                          COMMON STOCK, $.001 PAR VALUE
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                         (Title of Class of Securities)


                                   139908 107
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                                 (CUSIP Number)


                                 James R. Salim
                              3510 Turtle Creek #2D
                               Dallas, Texas 75219

                                 With a copy to:

                                   Joshua Mond
                           Godwin White & Gruber, P.C.
                           901 Main Street, Suite 2500
                            Dallas, Texas 75202-3727
                                 (214) 939-4400
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  June 23, 2000
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                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d- 1(b)(3) or (4), check the following [ ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 23251P 10 2                 13D                    Page 4 of 5 Pages


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    1      Names of Reporting Persons
           I.R.S Identification Nos. of Above Persons

           James R. Salim
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    2      Check the Appropriate Box if a Member of a Group            (a) [ ]
                                                                       (b) [ ]
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    3      SEC Use Only
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    4      Source of Funds
               PF
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    5      Check Box if Disclosure of Legal Proceedings is Required Pursuant
           to Items 2(d) or 2(e) [   ]
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    6      Citizenship of Place of Organization
               United States
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    NUMBER OF SHARES         7    Sole Voting Power
  BENEFICIALLY OWNED BY                 5,052,000
  EACH REPORTING PERSON      --------------------------------------------------
          WITH               8    Shared Voting Power
                                        0
                             --------------------------------------------------
                             9    Sole Dispositive Power
                                        5,052,000
                             --------------------------------------------------
                            10    Shared Dispositive Power
                                         0
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   11      Aggregate Amount Beneficially Owned by Each Reporting Person
                    5,052,000
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   12      Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                                           [X]
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   13      Percent of Class Represented by Amount in Row (11)
                    23.2%
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   14      Type of Reporting Person
                    IN
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         The summary descriptions contained in this statement of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents filed as Exhibits hereto, which agreements and documents are hereby incorporated herein by reference.


Item 1. Security and Issuer

         This statement relates to the Common Stock, $.001 par value per share (the "Common Stock"), of Capita Research Group, Inc., a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 900 B. Eighth Avenue, Suite 300, King of Prussia, Pennsylvania 19406.


Item 2. Identity and Background

         (a) - (c) James R. Salim is an individual engaged in the business of investing. His address is 3510 Turtle Creek, #2D, Dallas, Texas 75219.

         (d) - (e) During the last five years, James R. Salim has not (A) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with such laws.

         (f) James R. Salim is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration

         The amounts paid by James R. Salim for the Common Stock are from Mr. Salim's personal funds.

Item 4. Purpose of Transaction

         The shares of Common Stock were acquired for investment purposes. James
R. Salim does not have any intention of acquiring control over the Company; however, depending upon market and other conditions, James R. Salim may acquire additional shares of Common Stock for investment purposes if such shares become available at prices that are attractive, or may dispose of all or a portion of the shares currently owned or hereinafter acquired.

         James R. Salim does not have any plans or proposals of the type set forth in Paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

         (a) As of the close of business on July 6, 2000, James R. Salim beneficially owns 5,052,000 shares of Common Stock, constituting approximately 23.2% of the outstanding shares of Common Stock. Such amount assumes exercise of all warrants held by Mr. Salim.

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         (b) James R. Salim has sole power to vote or to direct the vote of the shares of Common Stock referred to in paragraph (a) above and sole power to dispose or to direct the disposition of any of such shares.

         (c) Except as described in Item 3 and Item 6, James R. Salim has not effected any transactions in shares of Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

         On August 5, 1999, the Company and James R. Salim entered into a loan agreement (the "First Loan Agreement") which provided for a loan of up to $300,000 from Mr. Salim to the Company. Under the terms of the First Loan Agreement, Mr. Salim funded $100,000 on August 5, 1999, $100,000 on September 1, 1999 and $100,000 on September 10, 1999. This loan was subsequently increased to $400,000 in October 1999. The loan bears interest at the prime rate and interest is payable on demand upon 10 days' written prior notice, which notice may not be given prior to February 5, 2000. The loan is evidenced by a convertible note (the "First Convertible Note"). Mr. Salim has subsequently converted the First Convertible Note into 1,600,000 shares of Common Stock.

         On June 23, 2000, the Company and Mr. Salim entered into a loan agreement (the "Second Loan Agreement") which provides for loans of $150,000 on each of the following dates: June 23, 2000, July 24, 2000, August 28, 2000, and September 25, 2000. The money loaned under the Second Loan Agreement bears interest at the prime rate plus 3% and is due 120 days after each loan is made. The money loaned under the Second Loan Agreement is evidenced by a convertible note (the "Second Convertible Note"). The Second Convertible Note provides that Mr. Salim shall have the right at any time to convert all or any part of the unpaid principal amount of the loan into shares of Common Stock at a price (the "Conversion Price") equal to $.60 per share, as adjusted for any stock dividends, stock splits or reverse stock splits occurring subsequent to June 23, 1999. In addition, Mr. Salim may, at his election, receive interest in the form of Common Stock rather than cash, with such interest payable being converted into Common Stock at the Conversion Price.

         In connection with the First Loan Agreement, Mr. Salim received 300,000 warrants (the "First Warrants") to purchase shares of Common Stock at a purchase price of $.25 per share. The First Warrants are exercisable until August 5, 2002. In addition, the Company and Mr. Salim entered into a registration rights agreement pursuant to which in certain circumstances, Mr. Salim may be offered the opportunity by the Company to have the Company register for resale the shares of Common Stock which relate to the First Warrants and the First Convertible Note. In addition, at any time after April 1, 2000 in the event that Mr. Salim has not been offered the opportunity to register such shares of Common Stock, that Mr. Salim has the right to request the Company register such shares under the Securities Act of 1933, as amended.

         In connection with the Second Loan Agreement, Mr. Salim received 1,000,000 warrants (the "Second Warrants") to purchase shares of Common Stock at a purchase price of $.60 per share. The Second Warrants are exercisable until June 24, 2001. In addition, the Company and Mr. Salim have



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entered into a resignation rights agreement pursuant to which in certain circumstances Mr. Salim may be offered the opportunity to have the Company register for resale the shares of Common Stock which relate to the Second Warrants and Second Convertible Note.

         Except as set forth in this Item 6, James R. Salim does not have contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or the withholding of proxies.

Item 7. Material to be Filed as Exhibits

         1. Loan Agreement dated June 23, 2000, between the Company and James R. Salim.

         2.       Registration Convertible Note.

         3. Registration Rights Agreement dated June 23, 2000, between the Company and James R. Salim.

         4.       Warrant Certificate.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


July 6, 2000



/s/ James R. Salim
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    James R. Salim



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                               INDEX TO EXHIBITS

EXHIBIT NO.                        DESCRIPTION
-----------                        -----------
99.1              Loan Agreement dated June 23, 2000, between the Company and
                  James R. Salim.

99.2              Registration Convertible Note.

99.3              Registration Rights Agreement dated June 23, 2000, between the
                  Company and James R. Salim.

99.4              Warrant Certificate.